Exhibit 99.2

Notice of Annual General Meeting
to be held on 18th July 2011

ICON plc
(the “Company” or “ICON”)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, you should consult with your independent financial adviser who, if you are taking advice in the Republic of Ireland, is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act, 1995.

If you have sold or transferred your entire holding of ordinary shares in ICON plc, please pass this document, together with the attached proxy form, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee as soon as possible.

The Company has a secondary listing on the Irish Stock Exchange. For this reason, the Company is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial adviser.

17th June 2011

To the Shareholders
ICON plc

NOTICE OF ANNUAL GENERAL MEETING

Dear Shareholder,

I enclose for your attention the Notice of the Annual General Meeting of ICON plc, and invite you to join us at 8.30am on Monday 18th July 2011 at the company’s headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland.

The company and the CRO industry is going through an exciting time, with many of our customers changing their business models to more fully utilise the services of large global CROs such as ICON.  I encourage you to read the operational review accompanying this letter and if you would like further information I refer you to both our:

Annual Report (available at http://investor.iconplc.com/annuals.cfm), and  Form 20-F (available at http://investor.iconplc.com/sec.cfm)

At a Board level we continue to look to refresh the Board by appointing new Directors who provide new perspectives, skills and experience whilst maintaining the knowledge and expertise that have served the company and its shareholders well in the past.  In the last 14 months we have welcomed two new board members, Mr Declan McKeon and Ms Catherin Petty.  Both join the Board with extensive experience and knowledge (see details in the Annual Report and Form 20-F) and have already made significant contributions to the Board.  We continue to actively seek suitable Board members with relevant skills, knowledge and experience to help the company adapt and progress.

We also continue to review the way your Board carries out its duties.  As detailed in both the Annual Report and Form 20-F, a Quality Committee of the Board was established during 2010 reflecting the company’s continuing commitment to quality. Changes have also been made to other committees and we will continue to closely examine how best to refresh and develop the Board Committees.  The next planned change to the Board Committees will be the appointment of Mr Declan McKeon as Chairman of the Audit Committee in July 2011.

We have not included a “say on pay” resolution on executive remuneration as the company, as a foreign private issuer in the US, is not obliged to.  However, details of executive pay are set out in both the Annual Report and Form 20-F for your interest. We will consider whether such a resolution should be included in future AGMs.

The four categories of resolutions for consideration at the AGM are:

1.	Re-election of Directors
2.	Issuing and buy back of shares
3.	Approval of accounts and appointment of Auditors

Re-election of Directors

We note with interest that the UK Corporate Governance Code of 2010 calls for the annual re-election of a company’s entire Board of Directors.  We carefully considered whether to introduce this in 2011 but did not think it in either shareholders’ or the company’s best interest to introduce at the current time.  We will monitor how annual re-election of the entire Board applies for other listed companies that adopt this in the current year and will consider whether we should introduce it in 2012.  We believe the current re-election cycle of one third of directors being re-elected every year continues to serve ICON and its shareholders well.

Accordingly, we have three directors up for re-election at the AGM:

Dr John Climax – Dr. Climax co-founded ICON in 1990 with Dr. Ronan Lambe.  From 1990 to 2002, Dr. Climax served as ICON's CEO and from 2002 to 2009, he served as Chairman.  Upon retiring as Chairman in 2009, Dr. Climax became a non-executive Director of ICON.  Dr. Climax has over 25 years experience in the contract research industry and has been instrumental in developing the industry during this time. Despite Dr. Climax's retirement as Chairman in 2009, ICON continues to benefit from Dr. Climax's status and experience in the contract research industry as Dr. Climax, in addition to serving as a non-executive director, still spends time representing ICON and developing our relationships with our clients.  For this additional commitment by Dr. Climax, ICON pays Rotrua Limited an annual consultancy fee of €262,500 for Dr Climax’s services under a consultancy agreement which expires in December 2012.

Professor Dermot Kelleher – Professor Kelleher joined the Board in May 2008.  He is Head of the School of Medicine at Trinity College, Dublin, Ireland and Director of the Institute of Molecular Medicine in Dublin and brings invaluable scientific and clinical trials expertise to the Board.  In his role as Chair of ICON’s Quality Committee, established in 2010, he has a key role in the oversight of the Company’s quality programmes.

Ms Catherin Petty - Ms. Petty joined the Board and the Audit Committee in October 2010. Ms. Petty has extensive experience in healthcare investment and has also acted as as an advisor to the pharmaceutical industry.  Her  knowledge and insight into the  pharmaceutical industry has already proved valuable to the Board.

The Board has reviewed the performance of each of the Directors standing for re-election and confirms that they continue to contribute effectively and demonstrate the necessary commitment to the role.  All three of the Directors standing for re-election have different and valuable skills, experience and knowledge (for further details please see the Annual Report and/or Form 20-F).  All three have made significant and valuable contributions to the Board and the Board committees of which they are members.  I believe the Board will greatly benefit from their varied and valuable skills, knowledge and experience to help the Company continue to progress and face the challenges that ICON, like other large CROs, faces in a rapidly changing market.  It should be noted that none of these Directors have any conflict of interests which would impact on their role as a non-executive Director (including Dr. John Climax as the consultancy agreement referred to above does not present any conflict)

Issuing and Buy Back of Shares

Resolutions 6 -8 relate to the share capital of the company and are now considered standard by most public companies. They are authorities that we renew on an annual basis. In recent years, the authority to issue shares (resolutions 6 and 7) have not been used by the company, except to satisfy the requirements of our employee share option plans which allow us to attract, retain and reward our people in a competitive market place.

Resolution 6 - authorises the directors to issue shares up to a limit of 20% in the company without shareholder approval and is included as there may be strategic opportunities where it is appropriate for the directors to have this flexibility.  Our primary listing is on NASDAQ and the NASDAQ rules do not require a resolution by shareholders to authorise directors to issue up to 20% of outstanding shares. However, in order to allow this flexibility, Irish law requires this resolution. A resolution authorising directors to issue shares  has been passed at every AGM since the company was listed.  This year we have proposed to limit the authority of the directors to issue shares to up to 20% in line with NASDAQ rules and current corporate goverance practise of limiting the Directors' authority to issue shares . The Directors propose that this resolution is passed in order to reconcile how we operate under NASDAQ rules with the technicalities of Irish legal requirements.

Resolution 7 - authorises the directors to issue shares, subject to resolution 6, for cash without having to offer them to existing shareholders on a pro rata basis.  This is a requirement of Irish law and we have no such requirement under NASDAQ rules. A resolution authorising the directors to issue shares without pre-emption has been passed at every AGM since the company was listed.  This year the Directors believe it is appropriate to pass  such as resolution again in order to reconcile how we operate under the NASDAQ rules with the technicalities of Irish legal requirements and, in line with current corporate governance practise, we have limited the  number of shares that can be issued without pre-emption  to 5% of outstanding shares.

The caps on resolutions 6 and 7 are different but complimentary. The 20% cap on resolution 6 means shareholder approval is needed for any share issue over 20% (including if shares are issued for cash or in exchange as part of an acquisition by us). The 5% cap on resolution 7 means we can issue up to 5% of ordinary share capital for cash without pre-emption. While resolution 7 and pre-emption generally do not apply to ICON issuing shares in a paper transaction as consideration for an acquisition, our ability to issue shares in a paper transaction without shareholder approval is limited due to resolution 6 which ensures we need shareholder approval to issue more than 20% under a paper transaction or otherwise.

Resolution 8 - authorises the company to purchase in the market (buy-back) up to 10% of the outstanding shares in the company. While there is no current plan to buy-back shares, the ability to do a limited buy back is important for both the company and the shareholders. It should also be noted that foreign private issuers on NASDAQ do not require shareholder approval to do a share buy back and it is our status as an Irish company that requires us to seek this approval from shareholders.

Form of Proxy

A Form of Proxy for use at the AGM is attached.  Please complete, sign and return the Form of Proxy as soon as possible whether or not you propose to attend the meeting in person.  To be valid the Form of Proxy must be deposited as follows:

●

Proxies for registered holders of American Depositary Shares must be received by the ADR depositary, The Bank of New York Mellon, no later than close of business on Friday 8th July 2011. Details of how registered holders of American Depositary Shares can vote by telephone or over the Internet are provided on the separate proxy form provided to them by The Bank of New York Mellon.

●

Proxies for registered holders of Ordinary Shares must be deposited at the registered office of the Company or, at the members option, with the Company’s registrar, Computershare Investor Services (Ireland) Limited, no later than 12 noon on Thursday 14th July 2011.

Alternatively, Ordinary Shareholders may register their proxy appointment and voting instructions electronically. Further instructions on how Ordinary Shareholders may register their proxy appointment or vote electronically are set out in the Notes to the notice of the meeting and in the notes to the enclosed Form of Proxy. The completion and lodging of the Form of Proxy will not prevent Ordinary Shareholders from attending and voting in person at the meeting should they so wish.

RECOMMENDATION

Your Board believes that the Resolutions to be proposed at the AGM are in the best interests of the Company and its Shareholders as a whole and unanimously recommend that you vote in favour of each of the Resolutions. Accordingly, your Directors unanimously recommend that you vote in favor of the Resolutions as they intend to do so themselves in respect of all the Ordinary Shares held or beneficially owned by those amounting in total to 1,986,160 Ordinary Shares on 15th June 2011, representing approximately 3.3% of the issued ordinary share capital of the Company.

Yours sincerely,

Dr. Bruce Given,
Chairman

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of ICON p.l.c. (“the Company”) will be held at ICON p.l.c. Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland on 18th July 2011 at 8.30 a.m.

ORDINARY BUSINESS

To consider and, if thought fit, pass the following as ordinary resolutions:

1.	To receive and consider the accounts for the year ended 31st December 2010 and the reports of the Directors and auditors thereon.

2.	To re-elect Dr. John Climax who retires as a Director in accordance with the Articles of Association of the Company and, being eligible, offers himself for re-election.

3.	To re-elect Prof. Dermot Kelleher who retires as a Director in accordance with the Articles of Association of the Company and, being eligible, offers himself for re-election.

4.	To re-elect Ms. Catherin Petty who, having been appointed as a Director, retires in accordance with the Articles of Association of the Company and, being eligible, offers herself for re-election.

5.	To authorise the Directors to fix the remuneration of the auditors.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions:

As an ordinary resolution:

6.

“That the Directors be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 20 of the Companies (Amendment) Act, 1983) up to a maximum amount equal to an aggregate nominal value of €724,916 representing 20% of the issued ordinary share capital of the Company on 15th June 2011; provided that this authority shall expire at the conclusion of the next annual general meeting of the Company or (if earlier) on 18th January 2013, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to such offer or agreement as if the authority conferred hereby had not expired.”

As a special resolution:

7.

“That, subject to the passing of Resolution 6, the Directors be and are hereby empowered pursuant to Section 24 of the Companies (Amendment) Act, 1983 to allot equity securities (as defined in Section 23 of that Act)  for cash as if the provisions of sub-section (1) of the said Section 23 did not apply to any such allotment a maximum amount equal to an aggregate nominal value of €181,229 representing 5% of the issued ordinary share capital of the Company on 15th June 2011; provided that this exclusion of the applicability of Section 23(1) of the Companies (Amendment) Act, 1983 shall expire at the conclusion of the next annual general meeting of the Company or (if earlier) on 18th January 2013, save that if before such expiry the Company has offered or agreed to allot equity securities, those equity securities may be allotted pursuant to such offer or agreement as if the exclusion contained herein had not expired.”

As a special resolution:

8.	“That subject to and for the purposes of the Companies Act, 1990, the Company and/or any of its subsidiaries be and are hereby generally authorised to make market purchases of Shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine, but so that:

(1)	the maximum number of shares authorised to be purchased under this resolution shall be such number of shares whose aggregate nominal value shall not exceed 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the commencement of business on the day of the passing of this resolution;

(2)	the minimum price which may be paid for any share is an amount equal to its nominal value; and

(3)	the maximum price which may be paid for any share is an amount equal to 105 per cent of the Market Price (as hereafter defined) on the day of purchase and the price range within which any shares purchased or redeemed and held as treasury shares, within the meaning of Section 209 of the Companies Act, 1990, may be re-issued off-market is from 95 to 120 per cent of the Market Price on the day of re-issue.

For the purpose of this resolution:

the Market Price of any shares on a particular day means the higher of:

(1)	the average middle market price (if there is one) derived from the List (as hereafter defined); and

(2)	the average Current Price (as hereafter defined) on the immediately preceding five business days;

the Current Price on a particular day means the closing quotation price as published in the List or (for a day on which there was no dealing in such shares on the Stock Exchange) the mid-point between the high and low market guide prices as published in the List or (if there is only one such market guide price published) the market guide price so published whether it is the high or the low market guide price;

the List means the Irish Stock Exchange Daily Official List; and

the Stock Exchange means The Irish Stock Exchange Limited.

The authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or (if earlier) on 18th January 2013, unless previously varied, revoked or renewed. The Company or any subsidiary may before such expiry make a contract for the purchase of shares which would or might be wholly or partly executed after such expiry and may make a purchase of shares pursuant to any such contract as if the authority hereby conferred had not expired.”

By Order of the Board:

Ciaran Murray	17th June 2011
Secretary

Registered Office:
South County Business Park,
Leopardstown,
Dublin 18,
Republic of Ireland